EXHIBIT 99.1

TiGenix:Transparency notifications  pursuant to Article 14 of the Law of May 2, 2007

REGULATED INFORMATION
PRESS RELEASE

Transparency notifications
pursuant to Article 14 of the Law of May 2, 2007

Leuven (Belgium) - May 14, 2018, 22:00h CET - TiGenix NV (Euronext Brussels and Nasdaq: TIG; "TiGenix") announced today that it received transparency notifications pursuant to Article 14 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions.

Summary of the notifications

It concerns the following two notifications from SOCIETE GENERALE SA:

  On May 9, 2018, TiGenix received a first transparency notification of SOCIETE GENERALE SA, following the acquisition of voting securities or voting rights on April 30, 2018, after which SOCIETE GENERALE SA holds 14,858,459 voting rights in TiGenix and 72,915 voting rights in TiGenix that may be acquired if the financial instrument is exercised (together 5.04% of the total number of voting rights). As a result the 5% threshold was crossed.

  On May 9, 2018, TiGenix received a second transparency notification of SOCIETE GENERAL SA following the disposal of voting securities or voting rights on May 2, 2018, after which SOCIETE GENERALE SA holds 13,331,320 voting rights in TiGenix and 72,915 voting rights in TiGenix that may be acquired if the financial instrument is exercised (together 4.53% of the total number of voting rights). As a result SOCIETE GENERALE SA has fallen below the 5% threshold.

1. Content of the first notification by SOCIETE GENERALE SA

Date of the notification: May 8, 2018.

Reason of the notification: acquisition or disposal of voting securities or voting rights.

Person subject to the notification requirement: SOCIETE GENERALE SA (with address at 29 Bd Haussman - 75009 Paris - France), who is a person that notifies alone.

Date on which the threshold was crossed: April 30, 2018.

Threshold that was crossed: 5%.

Denominator: 296,067,856.

Details of the notification: following the acquisition of voting securities or voting rights, the number of voting rights was as follows:

  SOCIETE GENERALE SA held 14,858,459 voting securities (5.02% of the total number of voting rights),

and the number of equivalent financial instruments was as follows:

  SOCIETE GENERALE INTERNATIONAL LIMITED held 72,915 voting rights that may be acquired if the financial instrument (contract for difference (CFD)) is exercised (0.02% of the total number of voting rights).

Total: 14,858,459 voting rights and 72,915 voting rights that may be acquired if the financial instrument is exercised (5.04% of the total number of voting rights).

Chain of controlled undertakings through which the holding is effectively held: SOCIETE GENERALE INTERNATIONAL LIMITED is 100% held by SOCIETE GENERALE SA (holding).

***

2. Content of the second notification by SOCIETE GENERALE SA

Date of the notification: May 8, 2018.

Reason of the notification: acquisition or disposal of voting securities or voting rights.

Person subject to the notification requirement: SOCIETE GENERALE SA (with address at 29 Bd Haussman - 75009 Paris - France), who is a person that notifies alone.

Date on which the threshold was crossed: May 2, 2018.

Threshold that was crossed: 5%.

Denominator: 296,067,856.

Details of the notification: following the disposal of voting securities or voting rights, the number of voting rights was as follows:

  SOCIETE GENERALE SA held 13,331,320 voting securities (4.50% of the total number of voting rights),

and the number of equivalent financial instruments was as follows:

  SOCIETE GENERALE INTERNATIONAL LIMITED held 72,915 voting rights that may be acquired if the financial instrument (contract for difference (CFD)) is exercised (0.02% of the total number of voting rights).

Total: 13,331,320 voting rights and 72,915 voting rights that may be acquired if the financial instrument is exercised (4.53% of the total number of voting rights).

Chain of controlled undertakings through which the holding is effectively held: SOCIETE GENERALE INTERNATIONAL LIMITED is 100% held by SOCIETE GENERALE SA (holding).

This press release and the above-mentioned transparency notifications can be consulted on our website:

  press release: http://tigenix.com/news-media/press-releases notifications: http://tigenix.com/investors/share-information/shareholder-overview

For more information:

TiGenix
Claudia Jiménez
Senior Director Investor Relations and Communications
Tel: +34918049264
Claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Alofisel (darvadstrocel), previously Cx601, received European Commission (EC) approval for the treatment of complex perianal fistulas in adult patients with non-active/mildly active luminal Crohn's disease, when fistulas have shown an inadequate response to at least one conventional or biologic therapy. A global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Alofisel for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.